SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated October 21, 2005

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan, 2-1, Marunouchi 1-chome, Chiyoda-ku,

Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Table of Documents Submitted

Item
1.	Notice regarding the transfer of a portion of the employees’ pension fund to the Japanese Government.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

October 21, 2005	By:	/S/ YOSHINORI ISHII
Group Leader,
Corporate Legal Department

Item 1

(English translation)

October 21, 2005

Millea Holdings, Inc.
President: Kunio Ishihara
TSE code number: 8766

Notice regarding the transfer of a portion of the employees’ pension fund to the Japanese Government

As of October 1, 2005, pursuant to the defined benefit corporate pension law, Tokio Marine & Nichido Fire Insurance Co., Ltd. (Tokio Marine & Nichido), a subsidiary of Millea Holdings, obtained approval from the Minister of Health, Labor and Welfare of Japan to transfer a portion of its benefit obligations relating to prior employee services to the government. Tokio Marine & Nichido expects to recognize a gain on the transfer of the benefit obligations as an “extraordinary gain” for the year ending March 31, 2006, pursuant to article 44-2 of the Accounting Committee Report No.13 “Guideline for practice concerning accounting for retirement benefits (preliminary report)” issued by the JICPA. We expect that the impact on Millea Holdings’ consolidated financial results would amount to an extraordinary gain of approximately 36,197 million yen for the year ending March 31, 2006.

The expected impact of the transfer of the benefit obligations has already been reflected in the forecast of consolidated business results of Millea Holdings for the year ending March 31, 2006 which was announced previously. Accordingly, the forecast has not been revised.

For further information, please contact:

Toshihiko Aizawa

Group Leader

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Phone: 03-6212-3341

Noriaki Tashimo

Group Leader

Corporate Accounting Dept.

Phone: 03-6212-3344